2007

Second Quarter Report

CALEDONIA

Mining Corporation

CALEDONIA MINING CORPORATION

August 7, 2007

Management’s Discussion and Analysis

This Interim MD & A covers the Company’s results for the period from January 1, 2007 to June 30, 2007 - and the period thereafter to August 7, 2007.  It is to be read in conjunction with the Company’s 2nd quarter financial statements prepared to June 30, 2007, according to Canadian GAAP, its Annual Management Discussion and Analysis for the fiscal year ended December 31, 2006, the audited financial statements of the Company prepared to December 31, 2006, and the Company’s 2006 Annual Report.  All of these documents have been filed on SEDAR and are available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com.

Note that all currency references in this document are to Canadian dollars.

1.

OPERATIONAL REVIEW, OVERALL PERFORMANCE AND RESULTS OF

OPERATIONS

(a)

Blanket Mine- Zimbabwe

The 2007 production is outlined below:-

There was no recordable production for the month of July as explained in the text below.

	2nd Quarter Actual	Six months to June 2007
Ore processed -tonnes	14,042	38,742
Grade g/t	1.90	2.60
Recovery %	75%	82%
Sands Processed - tonnes	81,081	120,081
Sands Grade g/t	1.28	1.10
Sands Recovery %	60%	54%
Ounces gold from ore	647	3,042
Ounces gold from Sands	2,025	3,295
Total ounces produced	2,672	6,337
Total ounces sold	2,922	7,274

The metallurgical plant continued to operate as planned when the underground was shutdown to finish the shaft equipping and gold production was derived predominantly from the Sabiwa Tailings and limited underground production of approximately 200 tonnes per day. The underground production came from selected remnant areas in the upper section of the mine (above 7 level) which could be hoisted to surface via the main Blanket Incline Shaft.  These identified upper blocks are essentially low grade ± 2.5 – 3.0g/t and of limited strike.

Total production for the quarter was 2013 ozs below plan mainly due to the shortfall from underground where anticipated grades were not realized.   The pinch and swirl nature of the ore zone created a lot of dilution resulting in most of the stopes being abandoned.This created a tonnage shortage  as the stopes being mined were limited in number.  A decision was made to stop underground production at the end of the quarter as it was no longer economic.

The Sands plant performed well producing 573 ozs above plan.  This was achieved by a better performance by the haulage company in delivering tonnage to the hydro sluicing plant and further assisted by better gold recoveries.  Once the high grade Sabiwa Sands were completed they were replaced with the low grade Vubachikwe tailings.

Underground development was limited to mainly capital work with minimal run of mine. Of the total of 207 meters advanced 116 meters were capital whilst 91 meters were run of mine.  Payability was 49% at a grade of 3.36 g/t.

The mine resumed underground production on July 26, 2007 and is capable of producing 600 tonnes per day but power outages are preventing this from being achieved.

Plant

The plant operated well below capacity during the second quarter due to feed shortages from both underground and sands. Plans to utilize this time to refurbish equipment were hampered by lack of spares due to foreign currency shortages.

Capital Expenditure

Blanket Mine as planned shut down 90% of the underground operations on February 15, 2007 to allow for the stripping and re-equipping of the No. 4 shaft (the new main production shaft) in line with our expansion programme.  The shaft was to have been re-equipped from 6 level down to 24 level in 90 days with commissioning taking place in June. However this programme was delayed significantly mainly due to delayed payments for gold which resulted in delivery delays of the shaft steel work as the  suppliers in South Africa required cash before shipping and the ZESA power outages which became increasingly severe during the second quarter.

By the end of June equipping had reached 18 level which is below the mid-shaft loading bins. The decision was taken to re-activate the 14 level loading chute so the mine could rapidly get back to the 600 tonnes per day production level.  Commissioning of this plan is currently in progress, Blanket hoisted, crushed and milled 495 tonnes of underground ore on the August, 2 and the 600 tonne per day level is  achieveable  as long as power outages do not prevent this.

The next stage of the shaft expansion project will be to continue with the shaft equipping down to the bottom of the shaft (825m level) and this is expected to be completed by the end of September as the steelwork for this section will only be ready for dispatch on the August 28 due to strikes in South Africa, after which the equipping of the loading chute and spillage arrangements will commence.  Provided the operational environment in Zimbabwe does not deteriorate further the shaft should be ready for final commissioning in December but this is a very tight schedule.

Outlook

•

With relatively firm international gold prices the future of Blanket Mine looks positive.  Our reserve/resource at present stands at ± 500,000 ozs and this level of resource can support easily a 2,000 tonnes per day operation, hence our efforts to expand the mine beyond the current expansion project.

•

Blanket’s current exploration initiatives in the Gwanda Greenstone belt have revealed interesting potential at the GG, Abercorn and Mascot / Penzance / Eagle Vulture exploration projects.  Further exploration is planned for 2008 whilst the proposed exploration shaft is to be sunk at GG during the 3rd quarter 2007.  Should any of these projects prove to be viable mines, the ore would be trucked to Blanket for processing.

•

The down-dip potential of Blanket Mine below the 750 m level is good, and a comprehensive diamond drilling programme will be planned early in 2008 to further evaluate this potential once the No. 4 shaft is fully commissioned and operational down to 825m level.

•

However, an area of ongoing concern is that all the above initiatives are dependent on the socio-political and economic situation in Zimbabwe.  Currently Zimbabwe is experiencing a severe economic contraction and this is negatively affecting the business environment, a situation weighing heavily against our current initiatives.

•

The Zimbabwean authorities appear determined to pass the Indigenisation and Economic Empowerment Bill, which if implemented in its present ambiguous form could severely curtail the mining industry in Zimbabwe.  We believe the authorities are cognizant of this probability and will likely amend the legislation in practice.

 (b)

Discontinued Operations

Negotiations regarding the possible sale of the Barbrook Mine and Eersteling Gold Mine continued during the quarter.  Of the parties who submitted initial non-binding offers only one continues with their due diligence investigations but a number of new interested parties have joined the process and continue to conduct their due diligence. The Board of directors has decided that the Corporation should continue to seek buyers who will purchase the assets on acceptable terms.

(c)

Exploration and Project Development

Gold Exploration – Zimbabwe

Exploration activities were scaled down when the Blanket shaft was shutdown in mid February to direct all available resources to the shaft expansion project. A total of $6,000 was spent on exploration during the second quarter ($45,000 for the six months to date).

The exploration activities focused on soil sampling the higher potential claims. It is anticipated that exploration activities will recommence during the third quarter of 2007 once the shaft is fully functional at 600 tonnes per day.

 Rooipoort and Grasvally Platinum Exploration Project – South Africa

Soil geochemical sampling within the Rooipoort Platinum Exploration Project near Mokopane (Potgietersrus) continued.  During the quarter $19,000 was spent on exploration ($54,000 for the six months to date).

Soil geochemical sampling on the rights acquired from Falconbridge continued with a total of 6750 line meters of sampling achieved on Moordrift 289 KR.for the period under review.

Concurrently soil geochemical sampling was undertaken on Jaagbaan 291 KR  (9,820 line meters) and portions 6 and 24 of Grasvally 293 KR (22,560 line meters).

The application to the South African authorities to transfer the Falconbridge rights to the Company is still in progress.

Nama Copper/Cobalt – Zambia

The communication and computer facilities at Lusaka office have been modernized to facilitate better communications.

Exploration work commenced during April at Nama in the form of field preparation work for the planned drilling program under the supervision of a Senior Project Geologist.

Drilling of both diamond drill and reverse circulation holes commenced on June 19 at anomaly A (diamond drill) and anomaly C (reverse circulation). Water for the drilling is being sourced from old water boreholes drilled by RUC in the 1960’s. This represents a significant saving in costs.

To date 959.6 meters of drilling has been completed at anomaly A (4 diamond drill holes, AP3, AP7, AP6 and AP2) with no operational problems.

A total of 18 reverse circulation holes (973 meters of drilling) have been completed at anomaly C and site preparations are well advanced at anomaly D.

All the access roads to the sites and the main camp have been upgraded and the camp infrastructure has been brought up to standard. No security incidents have been reported, but a contingent of para military police remains resident in the area to ensure safety standards.

The core drilled to date is currently being logged and split on site in preparation for dispatch to the laboratory in Ndola, Zambia for analysis of Cobalt, Copper, Nickel and Manganese. Quality Control and Quality Assurance control procedures are in place to verify the accuracy of the lab results.

Overall the exploration program at Nama is progressing ahead of schedule under the management of the Country Manager.

The metallurgical testing to establish the likely product specification of the cobalt hydroxide is nearing completion and the report and results are expected shortly.

A quotation has been received and is being evaluated for the 20 tonne per day test plant which will be used for ongoing Nama metallurgical plant optimization.

A quotation for an independent feasibility study of Nama to Chinese standards and the evaluation of the information required is currently in progress.

Kadola Copper/Cobalt – Zambia

No progress has been made with regards to the renewal of the Kadola group of licenses despite many hours of negotiation with members of the Department of Mines at all levels of seniority.

Notwithstanding the problems a favorable outcome is expected in the form of a retention license for a limited time period.

Goedgevonden Diamonds – South Africa

Discussions with an interested party who has signed a confidentiality agreement with Caledonia have commenced and will be further reported on if and when any agreement is reached

(d)

  Financing

In April and May 2007 two sets of warrants of 22,890,000 and 6,998,259 warrants were exercised at a price of $0.15 per share. The proceeds, net of commission, amounted to $4,380,233. These funds will be used for general working capital and the funding of exploration activities at Nama and other sites.

2.

SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the eight most recently completed quarters of the company - ending on the dates specified - in thousands of Canadian dollars:

	June 30/07	Mar 31/07 new estimate	Dec 31/06	Sept 30/06	June 30/06	Mar 31/06	Dec 31/05	Sept 30/05
Sales from continuing operations	$1,539	$3,319	$9,045	$4,539	$1	$1	$2	$-
Income/(loss) from continuing operations	364	(3,909)	3,840	(455)	(683)	(387)	(318)	(1,177)
- per share basic and diluted	$0.001	($0.008)	$0.008	($0.001)	($0.002)	($0.001)	($0.001)	($0.003)
Discontinued operations (loss)	(126)	(254)	(1,282)	(2,619)	(2,210)	(1,879)	(1,736)	(1,387)
Net Income(loss) after discontinued operations	238	(4,163)	2,558	(3,074)	(2,893)	(2,266)	(2,054)	(2,564)
- per share basic and diluted	$0.0005	($0.008)	$0.006	($0.007)	($0.007)	($0.006)	($0.006)	($0.008)

Note:  As there are no extraordinary items the disclosed net losses per share are identical to the total loss before extraordinary items.

 The effect of the dilution on the earnings per share has been calculated for each quarter of 2006 as a profit was earned before discontinued operations for the year. No calculation for 2005 was made as the result for the year was a loss and the diluted earning per share would be anti-dilutive.

Due to the hyper inflationary nature of the Zimbabwean economy it was decided to change the basis of the exchange rate estimate to be used in translating the results of Blanket Mine into Canadian dollars.

This change has been made to the results for both the first and second quarters. It has been decided that the effective exchange rate applicable to the “Gold Support Price” is the most appropriate rate of exchange to use at this point in time and meets the requirements of Canadian GAAP. The table below shows the exchange rates used now and in the past in Z$ per US$

	2nd Quarter rate of exchange	1st Quarter rate of exchange	Previous 1st Quarter rate of exchange
Sales revenue	14,220	713	250
Other income statement items	21,070	758	250
Monetary assets and liabilities	47,451	758	250
All other assets and liabilities	101.19	101.19	101.19

It was deemed appropriate to change the estimate as the Reserve Bank of Zimbabwe announced retrospective changes, in August 2007, to the Gold Support Price (see table below) and the resulting effective rate of exchange gives a more accurate representation of the purchasing power of the Zimbabwean dollar, compared to the fixed official rate of exchange of Z$250:US$1

Period	Jan- Apr 26, 2007	Apr 27- May 2007	June 2007	From July 2007
Average gold price USD/ounce	$657	$667	$656	$666
Gold support price in Z$/gram	Z$16,000	Z$350,000	Z$1,000,000	Z$3,000,000
Effective Z$:US$ exchange rate	Z$758	Z$16,317	Z$47,451	Z$140,219
Old Mutual Implied Rate Average	Z$10,464	Z$26,184	Z$126,828	Z$139,747

Another rate of exchange used by other companies, is the Old Mutual Implied Rate. This rate is calculated by dividing the Old Mutual Plc share price on the Harare Stock Exchange by the Old Mutual Plc share price on the London Stock Exchange. Management note that as the official exchange rate is not freely floating it does not reflect the impact of the hyper inflationary economy and does not give shareholders a fair perspective of the results of the operation.

The table below demonstrates what the consolidated results of Caledonia Mining Corporation would have been if the Old Mutual Implied rate had been used to translate the results of Blanket Mine. At this time the Old Mutual Implied rate is not considered compliant with Canadian GAAP requirements

.

Six months to June 2007- thousands of Canadian dollars	At Gold Support Price rate of exchange	At Old Mutual Implied rate of exchange
Sales Revenue	$4,858	$4,838
Gross (loss)	(1,500)	(798)
Unrealised foreign exchange loss	452	1,719
Net (loss)	(3,925)	(4,456)
Current Assets	4,688	4,362
Current Liabilities	2,356	2,100
Total Assets	28,228	27,441
Income Statement average rate of exchange	21,070	59,053
Period end rate of exchange	47,451	147,351

For the six month period ending June 2007 the net gross revenue was $4,858,000 from the sale of  7,274 ounces of gold (2006 - $1,722,000 from 2,651 ounces). The ounces of gold are not comparable as 2007 includes the operations of Blanket Mine and 2006 includes the operations of Barbrook Mine only. The ounces of gold sold in the second quarter amounted to 2,922 compared to 4,352 ounces in the first quarter. The reduced ounces in the 2nd quarter 2007 are due to the planned production reduction detailed in 1(a) above. The income from continuing operations for the 2nd quarter of $364,000 (loss $3,909,000 1st quarter, income $3,840,000 4th quarter 2006 and loss $455,000 for 3rd quarter 2006) mainly results from a foreign exchange gain of $1,975,000 (loss $2,427,000 1st quarter) being recorded due to the revision in the rate of exchange announced by the Reserve Bank of Zimbabwe on April 26, 2007.

The revised monetary policy as explained below resulted in improved revenues from gold sales if settled in Zimbabwe dollars from end April, but low gold recovery from the tailings sands and the effect of inflation on the operating costs resulted in an operating loss of $424,000 for the quarter ($1,076,000 loss 1st quarter). Underground mining resumed on July 26, 2007 after the successful commissioning of the winder on No 4 shaft which will see the mine return to 600 metric tonnes per day as long as power outages do not occur.

During the second quarter the carrying value of the investment in the Kikerk Lake diamond JV was written down by $495,000, to $254,000 as only 5 of the original 15 claims transferred to the JV remain.

The loss from discontinued operations of $126,000 for the quarter represents the holding costs of Barbrook and Eersteling as the sale process progresses.

3.

LIQUIDITY

As of June 30, 2007 the company had a working capital surplus of $2,332,000 ($1,978,000 deficit at March 31, 2007 and a surplus of $2,828,000 as at December 31, 2006). Due to continued late payments for gold sold to the Reserve Bank of Zimbabwe (RBZ), Blanket Mine increased local borrowing facilities, the facilities utilised calculated at the new rate of exchange of Z$15,000: US$1 is now $500,000. These funds were used to pay local creditors and staff costs. As at the end of the 2nd quarter US$413,000 was owed by the Reserve Bank of Zimbabwe for gold sold, US$280,000 was received 3 days after the quarter closed and as at August 7 US$244,000 was over due for payment.

On April 26, 2007 the RBZ announced new monetary policy measures to address the rampant inflation in Zimbabwe and the critical cash flow shortages being experienced by industry. Items that affect Blanket mine are summarized in the table below:

Policy Item	Old Policy	New Policy from April 26, 2007
Gold revenue per gram when sold for Zimbabwe dollars	Z$16,000 per gram	Z$350,000 per gram
Gold revenue ratio when sold for US dollars	67,5% received in US dollars and 32,5% received in Zimbabwe dollars	60% received in US dollars and 40% received in Zimbabwe dollars
Method of calculating Zimbabwe dollars for the 32,5% and 40% above	Gold ounces x US$ price of gold x Z$250 = Zimbabwe dollar revenue. Effective exchange rate Z$250: US$1	Gold ounces x US$ price of gold x Z$250 x 60 (drought relief factor) = Zimbabwe dollar revenue. Effective exchange rate Z$15,000: US$1
Exchange rate paid when US dollars sold to RBZ	Z$250: US$1	Z$15,000: US$1
Retention period of US dollars	Indefinite	Indefinite

In terms of the Reserve Bank of Zimbabwe Act a monetary policy announcement was to be made by July 31, 2007. Although no formal Monetary Policy announcement was made, the Reserve Bank of Zimbabwe has announced that the gold support price has been increased retrospectively to Z$1,000,000 per gram of gold sold in Zimbabwe dollars in June 2007, and to Z$3,000,000 per gram from July 1, 2007.

With the implementation of the new policies it is expected that Blanket Mine will generate sufficient cash to be self funding, for working capital and capital expenditure projects.

Funding requirements for exploration activities and general working capital of other operations will be met from the proceeds received from the exercise of warrants in April 2007.

There are no other capital commitments that have a call on the companies’ available resources.

4.

RELATED PARTY TRANSACTIONS

During the second quarter of 2007 the company had the following related party transactions, all amounts in thousands of Canadian dollars.

	2007	2006	2005
Management, administrative services and benefits paid or accrued to a company which employs the Company’s President	$107	$108	$108
Rent paid to a company owned by members of the President’s family	12	12	12

These related party transactions were in the normal course of operations and are recorded at the ruling exchange amount.

5.

CRITICAL ACCOUNTING POLICIES

Apart from the estimate of the rate of exchange to be used to translate the results of Blanket Mine, there are two other major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the company. Based on non-binding purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the company or its operations.

In 2005 the Company adopted the accounting guideline issued by the Canadian Institute of Chartered Accountants in respect of consolidation of variable interest entities effective for years after November 1, 2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations or the financial condition of the Company.

6.

CONTROLS

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

7.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

8.

ADDITIONAL INFORMATION

(a)

As at August 7, 2007 the following securities of the Company were outstanding:

-

487,869,280 common shares.

-

18,388,000 common share purchase options at an average price of $0.196 maturing at various dates until January 23, 2017

-

33,287,626 common share purchase warrants exercisable at a price of $0.20 per share at dates between 28 December 2007 and February 3, 2008.

-

17,000,000 share purchase warrants exercisable at a price of $0.16 per share until

September 28, 2007 but not exercisable before August 15, 2007.

(b)

For further information about Caledonia reference is also made to its 2006 Annual Information Form dated April 10, 2007 filed with the Ontario Securities Commission on its SEDAR site.

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, all of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

 S. E. Hayden

S.R. Curtis

President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

Caledonia Mining Corporation
Consolidated Balance Sheet
(in thousands of Canadian dollars)

Unaudited	June 30	December 31
	2007	2006
Assets		Note A

Current
Cash and cash equivalents	$2,169	$1,252
Accounts receivable	652	1,407
Inventories (note 4)	1,669	5,738
Prepaid expenses	16	61
Assets held for sale	182	315
	4,688	8,773

Capital assets and mineral properties held for sale	11,929	11,449

Investment at cost	79	79
Capital assets	214	212
Mineral properties	11,318	10,943
	23,540	22,683
	$28,228	$31,456

Liabilities and Shareholders’ Equity

Current
Accounts payable (note 4)	2,356	5,945
	2,356	5,945

Asset retirement obligation	756	811
Asset retirement obligation – held for sale	325	364
	3,437	7,120

Shareholders’ Equity
Share Capital (note 1)	195,006	190,626
Contributed surplus	989	989
Deficit	(171,204)	(167,279)
	24,791	24,336
	$28,228	$31,456

Note A: The estimate of the exchange rate used to translate Blanket Mine in the comparative Financial Statements has not been changed and thus the comparatives are as previously reported.

On behalf of the Board:

“S E Hayden”

 Director

“R Fasel”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Consolidated Statement of Deficit
(in thousands of Canadian dollars)

For the three months ended June 30,	For the six months ended June 30

Unaudited	2007	2006	2005	2007	2006	2005
Deficit, beginning of period	($171,442)	($163,870)	($153,710)	($167,279)	($161,604)	($151,924)
Net (loss) for the period	238	(2,893)	(3,276)	(3,925)	(5,159)	(5,062)
Deficit end of period	($171,204)	($166,763)	($156,986)	($171,204)	($166,763)	($156,986)

Caledonia Mining Corporation
Consolidated Statement of Operations
(in thousands of Canadian dollars except per share amounts)

For the three months ended June 30,	For the six months ended June 30

Unaudited	2007	2006	2005	2007	2006	2005
Revenue and operating costs
Revenue from sales	$1,539	($1)	$2	$4,858	$-	$3
Operating costs	1,963	253	186	6,358	548	367
Gross (loss)	(424)	(254)	(184)	(1,500)	(548)	(364)

Costs and expenses
General and administration	646	544	774	1,041	732	1,224
Interest	44	2	3	55	1	0
Amortization	499	11	9	506	20	14
Other expenses (income) (Note 3)	(1,978)	2,586	140	441	2,484	6
	(789)	3,143	925	2,043	3,237	1,244

(Loss) before discontinued operation	365	(3,397)	(1,110)	(3,543)	(3,784)	(1,608)
Taxation	(1)	-	-	(2)
(Loss) after tax before discontinued operations	364	(3,397)	(1,110)	(3,545)	(3,784)	(1,608)
Net (loss) for discontinued operations	(126)	504	(2,166)	(380)	(1,375)	(3,454)
Net (loss) for the period after discontinued operations	$238	($2,893)	($3,276)	($3,925)	($5,159)	($5,062)

Net Income/(loss) per share before discontinued operations
Basic and fully diluted (note 2)	$0.001	($0.009)	($0.004)	($0.008)	($0.010)	($0.005)

Net Income/(loss) per share after discontinued operations
Basic and fully diluted (note 2)	$0.0005	($0.007)	($0.011)	($0.008)	($0.013)	($0.017)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars )

For the three months ended June 30,	For the six months ended June 30

Unaudited	2007	2006	2005	2007	2006	2005
Cash provided by (used in)

Operating activities
Net (loss) before discontinued operations	$364	($3,397)	($1,110)	($3,545)	($3,784)	($1,608)

Adjustments to reconcile net cash from operations (note 4 )	461	18	4	412	59	44

Changes in working capital balances (note 4)	(1,758)	(3,434)	(99)	1,370	(2,688)	(242)
	(933)	(6,813)	(1,205)	(1,763)	(6,413)	(1,806)

Investing Activities
Expenditure on capital assets and mineral properties	(696)	(127)	(205)	(1,380)	(132)	(205)

Financing activities
Bank overdraft (decrease)	(598)	(281)	-	-	(197)	-
Shares held in Escrow	-	3,014	-	-	3,014	-
Issue of share capital net of issue costs	4,380	3,924	3,166	4,380	5,399	3,166
	3,782	6,657	3,166	4,380	8,216	3,166
Cash flow from discontinued operations
Operating activities	(126)	504	(2,166)	(380)	(1,375)	(3,454)
Amortization	16	954	322	16	1,126	474
Investing Activities	-	(154)	(820)		(1,184)	(2,163)
	(110)	1,304	(2,664)	(364)	(1,433)	(5,143)

Increase (decrease) in cash for the period	2,043	1,021	(908)	873	238	(3,988)
Cash and cash equivalents, beginning of the period	128	293	3,390	1,298	1,076	6,470
Cash and cash equivalents, end of the period	2,171	1,314	2,482	2,171	1,314	2,482

Cash and cash equivalents at end of the period relate to:
Continuing operations	2,169	1,595	2,487	2,169	1,595	2,487
Discontinued operations	2	(281)	(5)	2	(281)	(5)
	$2,171	$1,314	$2,482	$2,171	$1,314	2,482

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realizing proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to the exchange rate used to translate the results of Blanket Mine into Canadian dollars, mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries, all 100% owned.  All significant inter-company balances and transactions have been eliminated on consolidation.

Barbrook Mines Limited	Caledonia Mining (Zambia) Limited
Blanket (Barbados) Holdings Limited	Caledonia Nama Limited
Blanket Mine (1983) (Private) Limited	Caledonia Western Limited
Caledonia Holdings (Africa) Limited	Eersteling Gold Mining Company Limited
Caledonia Holdings Zimbabwe Limited	Fintona Investments (Proprietary) Limited
Caledonia Kadola Limited	Greenstone Management Services (Proprietary) Limited
Caledonia Mining Services Limited	Maid O’Mist (Proprietary) Limited

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at period end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds maturing in less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realizable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realizable value on an average basis.

Investments

The market securities are recorded at cost, a declining value of market securities that is other than temporary would be recognized by writing down the investment.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Discontinued Operations

During the fourth quarter of 2006 Barbrook Mine was subjected to illegal industrial action by employees of a labour broker. Due to the damage caused during and after the industrial action the mine was placed on care and maintenance. At a subsequent meeting of the Board of Directors it was resolved that Barbrook Mine and Eersteling Gold Mine would be put up for sale.

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2007 and preceding years have been disclosed under discontinued operations.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the fair value of the assets.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method as described above.

In the preparation of the financial statements shown on pages 12-14 the effective exchange rate derived from the Gold Support price, has been used to translate the results of Blanket Mine into Canadian dollars.

Due to the hyper inflationary nature of the Zimbabwe economy it was decided to change the basis on which to estimate the exchange rate to be used in translating the results of Blanket Mine into Canadian dollars. This is a change in estimate and not a change in accounting policy.

This change has been made to the results for both the first and second quarters. It has been decided that the effective exchange rate applicable to the “Gold Support Price” is the most appropriate rate of exchange to use at this point in time and meets the requirements of Canadian GAAP. The table below shows the exchange rates used now and in the past in Z$ per US$

	2nd Quarter rate of exchange	1st Quarter rate of exchange	Previous 1st Quarter rate of exchange
Sales revenue	14,220	713	250
Other income statement items	21,070	758	250
Monetary assets and liabilities	47,451	758	250
All other assets and liabilities	101.19	101.19	101.19

It was deemed appropriate to change the estimate as the Reserve Bank of Zimbabwe announced retrospective changes, in August 2007, to the Gold Support Price and the resulting effective rate of exchange gives a more accurate representation of the purchasing power of the Zimbabwean dollar, compared to the fixed official rate of exchange of Z$250:US$1

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Change in Accounting Policies

There have been no changes in accounting policy during the current or preceding years.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

1.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,475
Issued pursuant to a private placement	34,828,259	3,924
Issued pursuant to acquisition	20,000,000	3,014
Issued pursuant to a private placement	17,000,000	2,160
Balance December 31 , 2006	457,981,021	$190,626
Balance March 31 , 2007	457,981,021	$190,626
Warrants exercised	22,890,000	3,330
Warrants exercised	6,998,259	1,050
Balance June 30 , 2007	487,869,280	$195,006

On April 27, 2007 warrants amounting to 22,890,000 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $3,330,495 after commission and on May 12,2007 warrants amounting to 6,998,259 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $1,049,739.

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at June 30, 2007, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
803,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
610,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 10, 2010
300,000	$0.130	May 11,2016
200,000	$0.110	January 23,2017
1,100,000	$.1125	May 31, 2012
18,388,000

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2007, 2006 and 2005 are as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Granted	300,000	$0.13
Granted	150,000	$0.115
Cancelled or expired	(110,000)	($0.27)
Options outstanding at December 31, 2006	17,238,000	$0.21
Cancelled or expired	(150,000)	($0.115)
Granted	200,000	$0.11
Options outstanding at March 31, 2007	17,288,000	$0.204
Granted	1,100,000	$0.1125
Options outstanding at June 30, 2007	18,388,000	$0.196

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of March 31, 2007:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
50,287,626	1 for 1	Various from $0.15 to $0.20	Various to February 03, 2008

On April 27, 2007 warrants amounting to 22,890,000 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $3,330,495 after commission and on May 12,2007 warrants amounting to 6,998,259 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $1,049,739.

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Validity
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008
17,000,000	Common share purchase warrants	$0.16	Until September 28, 2007

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Outstanding March 31, 2007	85,115,885
Exercised	(22,890,000)
Exercised	(6,998,259)
Expired	(4,940,000)
Outstanding June 30, 2007	50,287,626

2.

Net Income/(Loss) Per Share

The net basic income(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the second quarter which amounted to  477,344,698 (2006 -398,142,213 ;) and year to date 467,770,435 (2006 – 390,345,589).  Fully diluted earnings per share have not been calculated as it would be anti-dilutive.

3.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2007	2006	2005

Foreign exchange (gain)loss	452	2,487	51
Other	(11)	(3)	(45)
	$441	$2,484	$6

4.

Supplemental Cash Flow information

Items not involving cash are as follows:

	2007	2006	2005
Amortization	$11	$20	$14
Asset retirement obligation	(94)
Write down of mineral property	495
Other		39	30
	$412	$59	$44

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The net changes in non-cash working capital balances for operations are as follows:

	2007	2006	2005
Accounts payable	($3,589)	$82	$189
Accounts Receivable	755	461	(283)
Inventories	4,068	(242)	(330)
Prepaid expenses	45	(2,989)	182
Assets held for sale	91
	$1,370	($2,688)	($242)

The reduction in the value of both inventory and accounts payable is largely due to the more accurate estimate of exchange rate used to translate the Blanket Mine financial statements into Canadian dollars. There has also been a reduction of both inventory and accounts payable levels due to the reduced level of production during the shaft expansion phase in the 2nd quarter.

5.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at June 30, 2007 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket, have expressed their intention to delay the establishment of the required scheme pending the passing of anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws, when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.